[redacted]

12012535

BB 3/11 *

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NorthStar Realty Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village	Colorado	80011
(City)	(State)	(Zip Code)

Timothy Toole (303) 895-3765
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

KH 4/3

OATH OR AFFIRMATION

I, William Timothy Toole , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthStar Realty Securities, LLC., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIAN COPELAND
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 02/25/2016

Signature

President
Title

C. Copeland 2/24/12
Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NorthStar Realty Securities, LLC
(formerly known as "NRF Capital Markets, LLC")
Statement of Financial Condition

December 31, 2011

SEC ID No. 8-68254

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

NorthStar Realty Securities, LLC
(formerly known as "NRF Capital Markets, LLC")
Statement of Financial Condition
December 31, 2011

Table of Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
NorthStar Realty Securities, LLC

We have audited the accompanying statement of financial condition of NorthStar Realty Securities, LLC (formerly NRF Capital Markets, LLC) (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NorthStar Realty Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2012

NorthStar Realty Securities, LLC
(formerly known as "NRF Capital Markets, LLC")
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 2,037,261
Furniture, fixtures and equipment, net	228,668
Other assets	213,478
Total assets	$ 2,479,407
Liabilities and member's equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,498,863
Total liabilities	1,498,863
Member's equity	980,544
Total liabilities and member's equity	$ 2,479,407

See accompanying notes to statement of financial condition.

NorthStar Realty Securities, LLC
(formerly known as "NRF Capital Markets, LLC")
Notes to Statement of Financial Condition
December 31, 2011

1. Formation and Organization

NorthStar Realty Securities, LLC (formerly NRF Capital Markets, LLC) (the "Company") is a Delaware limited liability company formed on January 26, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts. As such, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii). The Company acts as the managing broker-dealer for best efforts underwritings of its parent, NorthStar Realty Finance Corp. ("NorthStar"). The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by NorthStar. The Company has a dealer-manager agreement with an affiliate, NorthStar Real Estate Income Trust, Inc. ("NSREIT"), which is a Maryland corporation formed to originate, acquire and manage portfolios of commercial real estate debt, commercial real estate securities and select commercial real estate equity investments.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position have been included and are of a normal and recurring nature.

Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the statement of financial condition. Actual results could differ materially from these estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates its risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on its cash.

Furniture, Fixtures and Equipment, net

Furniture, fixtures and equipment is carried at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include amounts payable for employee-related compensation and commission expense, which was $1.3 million as of December 31, 2011.

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. As of December 31, 2011, the Company had cumulative net operating losses of $9.7 million, which can generally be used to offset future operating income for up to 20 years. As of December 31, 2011, the Company had a deferred tax asset of $3.8 million, principally as a result of net operating losses. The Company had concluded that it is more likely than not that the net operating losses will not be utilized during the carryforward period, and as such, the Company has established a valuation allowance against the deferred tax asset. The Company has assessed its tax positions for all open tax years, which includes 2010 to 2011 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions as of December 31, 2011.

3. Furniture, Fixture and Equipment, Net

Furniture, fixture and equipment, net consists of the following:

Office equipment	$ 181,951
Furniture and fixtures	135,997
	317,948
Less: accumulated depreciation	(89,280)
	$ 228,668

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net regulatory capital of $538,398 which exceeded its requirement of $99,924 by $438,474.

5. Dealer Manager Agreement

Pursuant to a dealer manager agreement between the Company and NSREIT, the Company receives selling commissions of up to 7% of gross offering proceeds raised. The Company may reallow all or a portion of such selling commissions earned to participating broker-dealers. In addition, the Company also receives a dealer manager fee of 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker-dealers.

6. Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through February 24, 2012, the date the statement of financial condition was available for issuance. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition.